To:

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:

Correspondence Letter regarding NousLogic Healthcare Inc. Form 1-A and Comment Letters

File No. 024-11398

30 April 2021

Please find this correspondence letter and updated EDGAR filling to include Form 1-A, Offering Circular, and attachments as our answer your Comment Letter dated 29 April 2021. We trust you will find the answers complete and satisfactory and will approve our offering in short order. Please feel free to contact Gavin West directly with any additional questions generated by this review.

Comment 1

Part III - Exhibits, page 52 1.

We note your response to prior comment 3 but no independent accountant consents were included with this amendment. Prior to qualification, please amend the filing to include both currently dated consents as exhibits to the filing.

Answer 1

Exhibit 18.1 has been added to the circular and is composed of the Independent Consent forms for both Auditors.

Comment 2

Signatures, page 53 2.

We note your response to our prior comment 1 and your revised disclosure which indicates that Gavin West will not assume CEO duties until completion of the offering. Therefore, Mr. Hoang Nhu, the company's current CEO, must sign the offering circular. Please file an amended offering circular in which Mr. Nhu has signed in his capacity as the current CEO of the company. See the signature requirements of Form 1-A.

Answer 2

The Offering Circular and signature block have been amended to reflect Hoang Nhu as the current CEO of the company on the signature block.

Sincerely,

Gavin West